Filed Pursuant to Rule 424 (b)(3)

Registration No. 333-174606

PROSPECTUS

PVF CAPITAL CORP.

280,241 SHARES OF COMMON STOCK

WARRANTS TO PURCHASE 1,244,707

SHARES OF COMMON STOCK

1,244,707 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of up to 280,241 shares of our common stock and warrants to purchase 1,244,707 shares of our common stock by the Selling Shareholders. We issued these shares and warrants pursuant to an Exchange Agreement, dated October 9, 2009 (the “Exchange Agreement”), by and among PVF Capital Corp. and the selling shareholders identified in this prospectus (the “Selling Shareholders”). In accordance with the terms of the Exchange Agreement, the Selling Shareholders exchanged an aggregate of $10.0 million in principal amount trust preferred securities issued by PVF Capital Trust II, a Delaware business trust and wholly owned subsidiary of PVF Capital Corp., for cash, 280,241 shares of PVF Capital Corp.’s common stock (the “Shares”) and warrants (collectively, the “Warrants”) that currently are exercisable to purchase an aggregate of 1,244,707 shares of PVF Capital Corp. common stock (the “Warrant Shares”). We are registering the Shares, the Warrants and the Warrant Shares pursuant to the Exchange Agreement we entered into with the Selling Shareholders.

The Selling Shareholders may sell all or a portion of these securities from time to time, in amounts, at prices and on terms determined at the time of offering. These securities may be sold by any means described in the section of the prospectus entitled “Plan of Distribution” beginning on page 10.

We will not receive any proceeds from the sale of the Shares, the Warrants or the Warrant Shares. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash.

Our common stock is traded on the Nasdaq Capital Market under the symbol “PVFC.” On June 24, 2011, the closing price of our common stock was $1.85 per share.

Investing in the Shares, the Warrants or the Warrant Shares involves risks. You should carefully read the “Risk Factors” beginning on page 4 of this prospectus before investing.

The Shares, the Warrants and the Warrant Shares are equity securities and are not deposits, savings accounts or other obligations of a bank or savings institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 28, 2011

You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the Selling Shareholders has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Selling Shareholders is not making an offer to sell these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of the delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed since these dates.

All references in this prospectus to “PVF Capital Corp.,” “the Company,” “we,” “us,” and “our,” refer to PVF Capital Corp. and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to “Park View Federal Savings Bank” or “the Bank” mean Park View Federal Savings Bank, which is our principal subsidiary.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus, including the section entitled “Risk Factors,” and the information to which we refer you and which is incorporated by reference, before making an investment decision.

PVF Capital Corp. is the holding company for Park View Federal Savings Bank. PVF Capital Corp. owns and operates Park View Federal Savings Bank, PVF Service Corporation, a real estate subsidiary, and Mid Pines Land Company, a real estate subsidiary. In addition, PVF Capital Corp. owns PVF Holdings, Inc., a financial services subsidiary which is currently inactive, and two other subsidiaries, PVF Mortgage Corp. and PVF Community Development Corp., chartered for future operation, but which are also currently inactive. PVF Capital Corp. also created PVF Capital Trust I and PVF Capital Trust II for the sole purpose of issuing trust preferred securities. Park View Federal Savings Bank has operated continuously for 90 years, having been founded as an Ohio chartered savings and loan association in 1920. PVF Capital Corp.’s main office is located at 30000 Aurora Road, Solon, Ohio 44139 and its telephone number is (440) 248-7171.

At March 31, 2011, PVF Capital Corp. had total consolidated assets of $777.2 million, total deposits of $647.3 million and total stockholders’ equity of $74.5 million.

Park View Federal Savings Bank’s principal business consists of attracting deposits from the general public and investing these funds primarily in loans secured by first mortgages on real estate located in Park View Federal Savings Bank’s market area, which consists of Portage, Lake, Geauga, Cuyahoga, Summit, Medina and Lorain Counties in Ohio. Historically, Park View Federal Savings Bank has emphasized the origination of loans for the purchase or construction of residential real estate, commercial real estate and multi-family residential property and land loans. To a lesser extent, Park View Federal Savings Bank has also originated loans secured by second mortgages, including home equity lines of credit and loans secured by savings deposits. Over the last 18-month period, portfolio lending has been minimal as Park View Federal Savings Bank has focused on problem asset resolution. Moving forward, PVF Capital Corp. and Park View Federal Savings Bank intend to include additional lending focus around commercial and industrial loans.

Park View Federal Savings Bank derives its income principally from interest earned on loans and, to a lesser extent, loan servicing and other fees, gains on the sale of loans and interest earned on investments. Park View Federal Savings Bank’s principal expenses are interest expense on deposits and borrowings and noninterest expense such as compensation and employee benefits, office occupancy expenses and other miscellaneous expenses. Funds for these activities are provided principally by deposits, Federal Home Loan Bank of Cincinnati advances and other borrowings, repayments of outstanding loans, sales of loans and operating revenues. The business of PVF Capital Corp. consists primarily of the business of Park View Federal Savings Bank.

Park View Federal Savings Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision and Park View Federal Savings Bank’s savings deposits are insured up to applicable limits by the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. Park View Federal Savings Bank is a member of and owns capital stock in the Federal Home Loan Bank of Cincinnati, which is one of 12 regional banks in the Federal Home Loan Bank System. Park View Federal Savings Bank is further subject to regulations of the Board of Governors of the Federal Reserve System governing reserves to be maintained and certain other matters.

On October 19, 2009, PVF Capital Corp. and Park View Federal Savings Bank each entered into a Stipulation and Consent to the Issuance of Order to Cease and Desist with the Office of Thrift Supervision, whereby PVF Capital Corp. and Park View Federal Savings Bank each consented to the issuance of an Order to Cease and Desist (the “Bank Order” and the “Company Order”) promulgated by the Office of Thrift Supervision without admitting or denying that grounds exist for the Office of Thrift Supervision to initiate an administrative proceeding against PVF Capital Corp. or Park View Federal Savings Bank.

The Bank Order requires Park View Federal Savings Bank to take several actions, including but not limited to: (i) by December 31, 2009, meet and maintain (1) a Tier 1 (core) capital ratio of at least 8.0% and (2) a total risk-based capital ratio of at least 12.0% after the funding of an adequate allowance for loan and lease losses and submit a detailed plan to accomplish this; (ii) if Park View Federal Savings Bank fails to meet these capital requirements at any timeafter December 31, 2009, within 15 days thereafter prepare a written contingency plan detailing actions to be taken, with specific time frames, providing for (a) a merger with another federally insured depository institution or holding company thereof, or (b) voluntary liquidation; (iii) adopt revisions to Park View Federal Savings Bank’s liquidity policy to, among other things, increase Park View Federal Savings Bank’s minimum liquidity ratio; (iv) reduce the level of adversely classified assets to no more than 50% of core capital plus allowance for loan and lease losses by December 31, 2010 and to reduce the level of adversely classified assets and assets designated as special mention to no more than 65% of core capital plus allowance for loan and lease losses by December 31, 2010; (v) submit for Office of Thrift Supervision approval a new business plan that will include the requirements contained in the Bank Order and that also will include well supported and realistic strategies to achieve consistent profitability by September 30, 2010; (vi) restrict quarterly asset growth to an amount not to exceed net interest credited on deposit liabilities until the Office of Thrift Supervision approves of the new business plan; (vii) cease to accept, renew or roll over any brokered deposit or act as a deposit broker, without the prior written waiver of the Federal Deposit Insurance Corporation; and (viii) not declare or pay dividends or make any other capital distributions from Park View Federal without receiving prior Office of Thrift Supervision approval.

The Company Order requires PVF Capital Corp. to take several actions, including, but not limited to: (i) submit a capital plan that includes, among other things, (1) the establishment of a minimum tangible capital ratio of tangible equity capital to total tangible assets commensurate with PVF Capital Corp.’s consolidated risk profile, and (2) specific plans to reduce the risks to PVF Capital Corp. from its current debt levels and debt servicing requirements; (ii) not declare, make or pay any cash dividends or other capital distributions or purchase, repurchase or redeem or commit to purchase, repurchase or redeem PVF Capital Corp.’s equity stock without the prior non-objection of the Office of Thrift Supervision, except that this provision does not apply to immaterial capital stock redemptions that arise in the normal course of PVF Capital Corp.’s business in connection with its stock-based compensation plans; and (iii) not incur, issue, renew, roll over or increase any debt or commit to do so without the prior non-objection of the Office of Thrift Supervision (debt includes loans, bonds, cumulative preferred stock, hybrid capital instruments such as subordinated debt or trust preferred securities, and guarantees of debt).

The Bank Order and the Company Order also impose certain on-going reporting obligations and additional restrictions on severance and indemnification payments, changes in directors and management, employment agreements and compensation arrangements that PVF Capital Corp. and Park View Federal Savings Bank may enter into, third party service contracts and transactions with affiliates.

The Bank Order and the Company Order will remain in effect until terminated, modified, or suspended in writing by the Office of Thrift Supervision.

On March 26, 2010, PVF Capital Corp. completed a rights offering and an offering to a standby investor. Stockholders exercised subscription rights to purchase all 14,706,247 shares offered at a subscription price of $1.75 per share. Additionally, the standby investor purchased 2,436,610 shares at the subscription price of $1.75 per share. In total, PVF Capital Corp. raised proceeds of $27,964,015, net of issuance costs. Since completing the offering, PVF Capital Corp. has contributed approximately $20.0 million of the proceeds to the capital of Park View Federal Savings Bank to improve its regulatory capital position. At March 31, 2011, Park View Federal Savings Bank’s Tier 1 (core) capital ratio was 9.09% and its total risk-based capital ratio was 13.10%, exceeding the requirements of the Bank Order. With the additional capital invested in it, Park View Federal Savings Bank exceeded the minimum capital ratios required under the Bank Order. However, until the Bank Order is terminated, Park View Federal Savings Bank cannot be classified as well-capitalized under prompt corrective action provisions.

PVF Capital Corp. and Park View Federal Savings Bank believe they are in compliance with all requirements of the Bank Order and the Company Order that are required to date, with the exception of the level of adversely classified assets and the return to profitability. At March 31, 2011, Park View Federal Savings Bank’s level of adversely classified assets to core capital plus the allowance for loan and lease losses was 69.62%, and its level of adversely classified assets and assets designated as special mention was 91.76%. Although Park View

Federal Savings Bank did not meet the reduced adversely classified asset levels required by March 31, 2011 and has not yet returned to profitability, it will continue to work to comply with all such requirements in the future.

Background of the Transaction

On October 9, 2009, PVF Capital Corp. entered into an Exchange Agreement with the Selling Shareholders. The Selling Shareholders are the former holders of an aggregate of $10.0 million principal amount trust preferred securities issued by PVF Capital Trust II, a special purpose entity which was formed by PVF Capital Corp. in 2006 for the sole purpose of issuing $10.0 million of variable rate trust preferred securities (the “Capital Securities”). PVF Capital Corp. issued subordinated deferrable interest debentures (the “Subordinated Debentures”) to PVF Capital Trust II in exchange for the proceeds of the offering of the trust preferred securities. The Subordinated Debentures are the sole asset of PVF Capital Trust II.

Under the Exchange Agreement, on March 16, 2010, each Selling Shareholder exchanged his trust preferred securities for consideration to be paid by PVF Capital Corp. The consideration paid by PVF Capital Corp. consisted in the aggregate of (i) cash payments of $400,000; (ii) 280,241 shares of PVF Capital Corp.’s common stock (the “Shares”); (iii) warrants (the “A Warrants”) to purchase 797,347 shares of PVF Capital Corp. common stock (the “Warrant A Shares”); and (iv) warrants (the “B Warrants” and, together with the A Warrants, the “Warrants”) to purchase additional shares of PVF Capital Corp. common stock. The B Warrants become exercisable in the event PVF Capital Corp. completes one or more public offerings or private placements of its common stock by October 8, 2010 and give the holders thereof the right to acquire additional shares of common stock so that the total number of shares they could acquire under all warrants would entitle them to purchase an aggregate of 4.9% of the common stock to be outstanding following the public offering or offerings completed by October 8, 2010. Upon completion of PVF Capital Corp.’s rights offering on March 26, 2010, the B Warrants became exercisable for an aggregate of 447,360 shares of PVF Capital Corp. common stock.

The Warrants are exercisable at any time before March 16, 2015 at a price equal to the lesser of (i) $4.00 per share, (ii) $2.14 per share, (iii) in the event that PVF Capital Corp. consummates a public offering other than pursuant to an employee benefit plan of PVF Capital Corp., the price per share for shares of common stock in any such public offering, or (iv) in the event that PVF Capital Corp. consummates a private placement of shares of common stock in exchange exclusively for cash consideration pursuant to Regulation D, the Regulation D private placement offering price per share for shares of common stock in any such private placement (“Exercise Price”). Upon completion of PVF Capital Corp.’s rights offering on March 26, 2010, the Exercise Price was adjusted to $1.75 per share.

Pursuant to the terms of the Exchange Agreement, PVF Capital Corp. agreed to file a registration statement with the Securities and Exchange Commission with respect to the Shares, the Warrants and the Warrant Shares.

Terms of the Transaction

Shares Offered	280,241 shares of common stock

Warrants Offered	Warrants to purchase 1,244,707 shares of common stock

Use of Proceeds	We will not receive any proceeds from the resale of Shares, Warrants or Warrant Shares by the Selling Shareholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash. See “Use of Proceeds.”

Plan of Distribution	See “Plan of Distribution” for a discussion of the methods that may be used by the Selling Shareholders in its offer and sale of our Shares, Warrants and Warrant Shares.

Risk Factors	See “Risk Factors” for a discussion of certain factors you should consider before investing in our Shares, Warrants or Warrant Shares.

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended June 30, 2010 and Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011, which are incorporated by reference in this prospectus. Any of those risks could materially and adversely affect our business, financial condition or results of operations. If any risks materially and adversely affect our business, financial condition or results of operations, the trading price of our common shares could decline and you may lose all or part of your investment.

INCORPORATION BY REFERENCE

Securities and Exchange Commission regulations permit us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this prospectus. Information incorporated by reference from earlier documents is superseded by information set forth in this prospectus and by information that has been incorporated by reference from more recent documents.

The following documents filed by us with the Securities and Exchange Commission are incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed with the Securities and Exchange Commission on September 22, 2010;

•

Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2010, December 31, 2010 and March 31, 2011, filed with the Securities and Exchange Commission on November 12, 2010, February 14, 2011 and May 16, 2011, respectively; and

•	Our Current Reports on Form 8-K, as amended, filed with the Securities and Exchange Commission on January 27, 2011, March 21, 2011, March 24, 2011 and April 28, 2011.

In addition, we also incorporate by reference all future documents that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of our initial registration statement relating to the securities until the completion of the distribution of the securities covered by this prospectus. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

PVF Capital Corp.

Corporate Secretary

30000 Aurora Road

Solon, Ohio 44139

(440) 914-3900

These reports are also accessible through our website located at www.parkviewfederal.com.

You should rely only on the information provided in or incorporated by reference into this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in, or incorporated by reference into, this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the unfavorable effects of future economic conditions, including inflation, recession or a continuing decrease in real estate values;

•	the failure of assumptions underlying the establishment of our allowance for loan losses, that may prove to be materially incorrect or may not be borne out by subsequent events;

•	adverse changes in the securities’ markets;

•	changes in governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates on the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the imposition of a formal enforcement action by bank regulatory authorities upon Park View Federal Savings Bank or PVF Capital Corp.;

•	the effects of terrorism and efforts to combat it;

•	our ability to effectively manage market risk, credit risk and operational risk;

•

the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•

the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the risks described in this prospectus and our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

DESCRIPTION OF COMMON STOCK

The following description does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Articles of Incorporation, Code of Regulations, and our Bylaws, as amended to date.

Common Stock

We are currently authorized to issue 65,000,000 shares of common stock, $.01 par value. There were 25,669,718 shares of common stock outstanding as of as of June 24, 2011.

Dividend Rights

Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of legally available funds, and to receive pro rata any assets distributable to holders of our common stock upon our liquidation.

Pursuant to the Company Order, PVF Capital Corp. may not declare or pay a dividend, including the repurchase or redemption of capital stock, without the prior non-objection of the Office of Thrift Supervision.

Voting Rights

Holders of our common stock are entitled to vote for the election of directors and upon all other matters, which may be submitted to a vote of shareholders generally, with each share being entitled to one vote. Our common shareholders do not possess cumulative voting rights. This means that holders of more than 50% of our common stock (on a fully diluted basis) voting for the election of directors can elect all of the directors, and holders of the remaining shares will not be able to elect any directors.

Directors are elected by a plurality of the votes cast at the meeting, i.e., the nominees receiving the highest number of votes will be elected regardless of whether such votes constitute a majority of the shares represented at the meeting. Any other corporate action shall be authorized by a majority of the votes cast at the meeting unless otherwise provided by Chapter 1701 of the Ohio Revised Code, our First Amended and Restated Articles of Incorporation, Amended and Restated Code of Regulations, or our Amended and Restated Bylaws.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of our holding company, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our serial preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation or dissolution. We have no serial preferred stock currently outstanding.

Other Rights

Common shareholders have no preemptive rights to purchase additional securities that may be issued by us in the future. There are no redemption or conversion provisions applicable to our common stock, and common shareholders are not liable for any further capital call or assessment.

Anti-Takeover Effects

First Amended and Restated Articles of Incorporation. Our First Amended and Restated Articles of Incorporation provide for a classified board to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions.

Our First Amended and Restated Articles of Incorporation require the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding common stock of the Company entitled to vote with respect to each such transaction: (a) any merger, share exchange or consolidation of the Company with or into a related person (as defined therein); (b) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage, or any other security device, of all or any substantial part (as defined therein) of the assets of the Company (including, without limitation, any voting securities of a subsidiary) or of a subsidiary to a related person; (c) any merger or consolidation of a related person with or into the Company or a subsidiary; (d) any sale, lease, exchange, transfer or other disposition, including without limitation, a mortgage, or any other capital device, of all or any substantial part of the assets of related person to the Company or a subsidiary; (e) the issuance of any securities of the Company or a subsidiary of a related person; (f) the acquisition by the Company or a subsidiary of any securities of a related person; (g) any reclassification of the common stock of the Company, or any recapitalization involving the common stock of the Company; and (h) any agreement, contract or other arrangement providing for any of the transactions described in (a) through (g) above (the “Special Voting Requirement”). The Special Voting Requirement shall not apply to any such merger, consolidation, sale or exchange, issuance or delivery of stock or other securities, or dissolution which was approved by the affirmative vote of at least two-thirds of the continuing directors (as defend therein), provided such approval was obtained at a meeting in which a continuing director quorum (as defined therein) was present, nor shall it apply to any such transactions solely between the Company and another entity ninety percent (90%) or more of the voting stock or voting equity interests of which is owned by the Company provided that Chapter 1704 of the Ohio Revised Code does not prevent such transaction from being effected.

Our First Amended and Restated Articles of Incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our board of directors. These provisions include:

•	a requirement that a shareholder wishing to nominate directors for election comply with certain procedures, including advance notice requirements; and

•	the affirmative vote of the holders of not less than eighty percent (80%) of the outstanding common stock of the Company shall be required to:

•	remove any directory or the entire board of directors of the Company unless for cause; and

•

amend or repeal certain articles in our First Amended and Restated Articles of Incorporation, some of which include: the article regarding actions by shareholders (Article Ninth); the article regarding the classification of our board of directors (Article Tenth); the article regarding the removal of directors (Article Eleventh); the article regarding the Special Voting Requirement (Article Fourteenth); and the article regarding the repeal or amendment of the Company’s Code of Regulations (Article Fifteenth), except that such repeal, alteration, amendment or rescission of the above referenced articles may be made by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at a meeting of stockholders if the same is first approved by a majority of the directors.

Control Share Acquisitions. Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The Ohio Revised Code defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power:

•	one-fifth or more but less than one-third of that voting power;

•	one-third or more but less than a majority of that voting power; or

•	a majority or more of that voting power.

Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders.

Nasdaq. In addition, under existing Nasdaq Stock Market regulations, approval of a majority of the holders of common stock would be required in connection with any transaction or series of related transactions that would result in the original issuance of additional shares of common stock for a price less than the greater of book or market value, other than in a public offering for cash, (i) if the common stock (including securities convertible into or exercisable for common stock) has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such common stock; or (ii) if the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares outstanding before the issuance of the common stock.

DESCRIPTION OF THE WARRANTS

On March 16, 2010, pursuant to the terms of the Exchange Agreement, we issued to the Selling Shareholders: (i) warrants (the “A Warrants”) to purchase an aggregate of 797,347 shares of Company common stock; and (ii) warrants (the “B Warrants” and, together with the A Warrants, the “Warrants”) to purchase additional shares of Company common stock so that the total number of shares that could be acquired under all Warrants would entitle them to purchase an aggregate of 4.9% of the common stock to be outstanding following each public offering or offerings completed by October 8, 2010. Upon completion of PVF Capital Corp.’s rights offering on March 26, 2010, the B Warrants became exercisable for an aggregate of 447,360 shares. The total of 1,224,707 shares of PVF Capital Corp. common stock issuable upon exercise of the Warrants are referred to herein as the “Warrant Shares.”

The Warrants are exercisable at any time before March 16, 2015 at a price equal to the lesser of (i) $4.00 per share, (ii) $2.14 per share, (iii) in the event that PVF Capital Corp. consummates a public offering other than pursuant to an employee benefit plan of PVF Capital Corp., the price per share for shares of common stock in any such public offering, or (iv) in the event that PVF Capital Corp. consummates a private placement of shares of common stock in exchange exclusively for cash consideration pursuant to Regulation D, the Regulation D private placement offering price per share for shares of common stock in any such private placement (“Exercise Price”). Upon completion of PVF Capital Corp.’s rights offering on March 26, 2010, the Exercise Price was adjusted to $1.75 per share.

MARKET AND SHARE PRICE INFORMATION

The Company’s common stock trades under the symbol “PVFC” on the Nasdaq Capital Market. The Company had 25,669,718 shares of common stock outstanding and approximately 150 holders of record of the common stock at June 24, 2011. On June 24, 2011, the most recent practicable date before the date of this prospectus, the closing price of our common stock as reported on the Nasdaq Capital Market was $1.85 per share.

Office of Thrift Supervision regulations applicable to all federal savings banks, such as Park View Federal Savings Bank, limit the dividends that may be paid by the Park View Federal Savings Bank to PVF Capital Corp. Any dividends paid may not reduce Park View Federal Savings Bank’s capital below minimum regulatory requirements. Pursuant to the Cease and Desist Order, Park View Federal Savings Bank may not declare or pay a dividend without receiving prior Office of Thrift Supervision approval.

Quarterly cash dividends of $.074 per share were declared on PVF Capital Corp’s outstanding common stock in fiscal 2008, and cash dividends of $.0025 per share were declared on PVF Capital Corp’s outstanding common stock during the first quarter of fiscal 2009. In December 2008, PVF Capital Corp. discontinued the payment of cash dividends on the common stock. Pursuant to the Company Order, PVF Capital Corp. may not declare or pay a dividend, including the repurchase or redemption of capital stock, without the prior non-objection of the Office of Thrift Supervision.

The following table sets forth, for the periods indicated, the high and low sales prices per share of PVF Capital Corp’s common stock as reported on the Nasdaq Capital Market.

Fiscal Year Ending June 30, 2011	High	Low
First quarter	$2.10	$1.61
Second quarter	2.03	1.73
Third quarter	2.15	1.75
Fourth quarter (through June 24, 2011)	2.23	1.75

Fiscal Year Ending June 30, 2010	High	Low
Fourth quarter	$2.75	$1.78
Third quarter	2.07	1.25
Second quarter	2.60	1.58
First quarter	3.00	1.70

Fiscal Year Ending June 30, 2009	High	Low
Fourth quarter	$2.60	$1.67
Third quarter	3.19	1.25
Second quarter	4.76	1.50
First quarter	7.40	4.00

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of our Shares and Warrants by the Selling Shareholders. The Selling Shareholders acquired the Shares and Warrants pursuant to the terms of the Exchange Agreement. Pursuant to the Exchange Agreement we entered into with the Selling Shareholders, we agreed to file with the Securities and Exchange Commission a registration statement, of which this prospectus is a part, to register the resale of our Shares, Warrants and Warrant Shares by the Selling Shareholders. None of the Selling Shareholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, except for Robert J. King, who serves as our President and Chief Executive Officer and as a member of our Board of Directors, and Marty E. Adams, Umberto P. Fedeli and Richard R. Hollington, III, who each serve as members of our Board of Directors. Marty E. Adams also served as our Interim Chief Executive Officer from February 2009 to September 2009.

The following table is based on information provided to us by the Selling Shareholders and is as of the date of this prospectus. Because the Selling Shareholders may offer all or some portion of our common stock, no estimate can be given as to the amount of shares of PVF Capital Corp. common stock that will be held by the Selling Shareholders upon termination of this offering.

Selling Shareholder	Number of Shares of Common Stock Acquired in the Exchange	Number of A Warrants Held	Number of B Warrants Held	Total Number of Shares of Common Stock Held		Total Percentage of Common Stock Held
Marty E. Adams	126,109	358,808	201,312	642,618		2.45%
Lee Burdman	10,509	29,900	16,776	111,979		*
Robert J. King	28,024	79,735	44,736	645,343		2.50
John Loeber	14,012	39,867	22,368	14,012		*
Umberto P. Fedeli	56,048	159,470	89,472	2,549,117	(1)	9.9
James Pastore	21,018	59,801	33,552	21,018		*
Richard R. Hollington, Jr.	7,006	19,933	11,184	7,006		*
Richard R. Hollington, III	7,006	19,933	11,184	2,443,616	(2)	9.53
Jonathan Levy	10,509	29,900	16,776	11,509		*

*	Less than 1.0%
(1)	Includes 28,431 shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, 2,841 shares owned by his wife’s IRA and 80,071 shares underlying vested warrants. Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA. On June 23, 2010, Mr. Fedeli entered into a letter agreement (the “Fedeli Agreement”) with PVF Capital Corp., pursuant to which he agreed he would keep his ownership level, including shares he acquires upon the exercise of warrants, at or below 9.9% of the outstanding common stock of PVF Capital Corp. unless he has received the prior approval or nonobjection of the Office of Thrift Supervision. As a result of the execution of the Agreement, based upon the number of shares of common stock outstanding as of September 10, 2010, the number of shares Mr. Fedeli may be deemed to own upon the exercise of warrants is limited to 106,442.
(2)	Includes 2,436,610 shares over which Mr. Hollington has shared voting and investment power with Short Vincent Partners II, L.P. and 7,006 shares over which Mr. Hollington has sole voting and investment power. Short Vincent Partners II, L.P.’s general partner is CapitalWorks SVP II LLC, a subsidiary of CapitalWorks LLC. Mr. Hollington is the president of CapitalWorks SVP II LLC.

PLAN OF DISTRIBUTION

We are registering the Shares, the Warrants and the Warrant Shares issued or issuable to the Selling Shareholders to permit the resale of the Shares, the Warrants and the Warrant Shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the Shares, the Warrants or the Warrant Shares by the Selling Shareholders. We will bear all fees and expenses incident to the registration of the Shares, the Warrants and the Warrant Shares.

Any of the Selling Shareholders, and their pledgees, donees, transferees, assignees and other successors in interest, may sell all or a portion of the Shares or Warrant Shares or one or both Warrants beneficially owned by each of them, as applicable, and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Shares, the Warrants or the Warrant Shares are sold through underwriters or broker-dealers, each Selling Shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The Shares and the Warrant Shares may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions, including private transactions, otherwise than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling the Shares, the Warrants or the Warrant Shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the Shares or Warrant Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of Shares or Warrant Shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the Shares or Warrant Shares or one or both Warrants in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. If the Selling Shareholders effects such transactions by selling Shares, Warrants or Warrant Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the Shares, Warrants or Warrant Shares for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable regulations of FINRA.

In connection with sales of Shares, Warrants, Warrant Shares or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales in the course of hedging in positions they assume. The Selling Shareholders may also sell common stock short and if such short sale shall take place after the date that this registration statement is declared effective the Selling Shareholders may deliver Shares or Warrant Shares covered by this prospectus to close out short positions and to return borrowed Shares or Warrant Shares in connection with such short sales.

The Selling Shareholders may also loan or pledge Shares, Warrants or Warrant Shares to broker-dealers that in turn may sell such Shares, Warrants or Warrant Shares, to the extent permitted by applicable law. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Shares, Warrants or Warrant Shares offered by this prospectus, which Shares, Warrants or Warrant Shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the Selling Shareholders have been advised that they may not use Shares, Warrants or Warrant Shares registered on this registration statement to cover short sales made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the Securities and Exchange Commission.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Shares, Warrants or Warrant Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Shares, Warrants or Warrant Shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Shareholderss to include the pledgee, donees, transferees, assignees or other successors in interest as Selling Shareholderss under this prospectus. The Selling Shareholders also may pledge, donate, transfer or assign the Shares, Warrants or Warrant Shares in other circumstances, in which case the pledgees, donees, transferees, assignees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Shareholders and any broker-dealer or agents participating in the distribution of the Shares, Warrants or Warrant Shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the Shares, Warrants or Warrant Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Shareholderss who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended.

None of the Selling Shareholders has any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Shares, Warrants or Warrant Shares. Upon our being notified in writing by the Selling Shareholders that any material arrangement has been entered into with a broker-dealer for the sale of Shares, Warrants or Warrant Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Shareholders and of the participating broker-dealer(s), (ii) the number of Shares, Warrants or Warrant Shares involved, (iii) the price at which such Shares, Warrants or Warrant Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In compliance with FINRA guidelines, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Under the securities laws of some states, the Shares, Warrants and Warrant Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Shares, Warrants and Warrant Shares may not be sold unless such Shares, Warrants and Warrant Shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Shareholders will sell any or all of the Shares, Warrants or Warrant Shares registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the Shares, Warrants and Warrant Shares by the Selling Shareholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Shares, Warrants and Warrant Shares to engage in market-making activities with respect to the Shares, Warrants and Warrant Shares. All of the foregoing may affect the marketability of the Shares, Warrants and Warrant Shares and the ability of any person or entity to engage in market-making activities with respect to the Shares, Warrants or Warrant Shares.

In addition, we will make copies of this prospectus available to the Selling Shareholders, and its pledgees, donees, transferees, assignees and other successors in interest, for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq Capital Market pursuant to Rule 153 under the Securities Act.

USE OF PROCEEDS

We will receive no proceeds from the sale of Shares, Warrants or Warrant Shares by the Selling Shareholders. We will, however, receive cash proceeds equal to the total exercise price of any Warrants that are exercised for cash. See “Description of the Warrants” for more information on the exercise of the Warrants. To the extent we receive proceeds from the cash exercise of the Warrants, we intend to use the proceeds for working capital and other general corporate purposes.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any reports, statements, or other information that we file with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC website at www.sec.gov. You may also find copies of reports, statements, and other information we file electronically with the SEC through “Investor Relations” link found on our website at www.parkviewfederal.com

We have filed a Registration Statement on Form S-3 to register the shares of common stock to be sold by the Selling Shareholders. This prospectus is a part of that Registration Statement. As allowed by Securities and Exchange Commission rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement, which additional information can be found and reviewed as described above.

INDEMNIFICATION

As permitted by law, our directors and officers are entitled to indemnification under certain circumstances against liabilities and expenses incurred in connection with legal proceedings in which they become involved as a result of serving as a director or officer. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of our common stock has been passed upon by Kilpatrick Townsend & Stockton LLP, Washington D.C.

EXPERTS

The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended June 30, 2010 have been audited by Crowe Horwath LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.